```
                         UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 13F

                      FORM 13F Cover Page
```

Report for the Calendar Year or Quarter Ended March 31, 2011

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
                                      |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 520 Madison Avenue, 26th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

```
/s/ Robert Rettie              New York, New York            May 13, 2011
-------------------            ------------------------      --------------------
    [Signature]                    [City, State]                    [Date]
```


<PAGE>

    Report Type: (Check only one):

  [X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
             manager are reported in this report).

  [ ]   13F NOTICE. (Check here if no holdings reported are in this report,
             and all holdings are reported by other reporting managers(s).)

  [ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
             this reporting manager are reported in this report and a portion are
             reported by other reporting manager(s).)

    List of Other Managers Reporting for this Manager: NONE

    <PAGE>

```
                        Form 13F SUMMARY PAGE


   Report Summary:

   Number of Other Included Managers:          0

   Form 13F Information Table Entry Total:      134

   Form 13F Information Table Value Total: $561,311
                                    (thousands)


   List of Other Included Managers:

   Provide  a  numbered  list  of  the  name(s)  and Form 13F file number(s) of all
   institutional  investment  managers  with respect to which this report is filed,
   other than the manager filing this report.

   Form 13F File Number        Name
   28-13433                    TIG Arbitrage Associates Master Fund L.P.


   <PAGE>
```

<TABLE>

FORM 13F INFORMATION TABLE

<CAPTION>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
			VALUE	SHRS OR	SH/	PUT/	INVESTMENT	OTHER	VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(X$1000)	PRN AMT	PRN	CALL	DISCRETION	MANAGERS	SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ABERDEEN INDONESIA FD INC	COM	00305P106	266	20,000	SH		SOLE	NONE	20,000		
ACTIVISION BLIZZARD INC	COM	00507V109	3,455	314,950	SH		SOLE	NONE	314,950		
AIR TRANSPORT SERVICES GRP I	COM	00922R105	4,866	575,800	SH		SOLE	NONE	575,800		
ALCATEL-LUCENT	SPONSORED ADR	013904305	1,162	200,000	SH	PUT	SOLE	NONE	200,000		
ALCATEL-LUCENT	SPONSORED ADR	013904305	1,743	300,000	SH	CALL	SOLE	NONE	300,000		
ALPHA NATURAL RESOURCES INC	COM	02076X102	10,558	177,838	SH		SOLE	NONE	177,838		
ALPHA NATURAL RESOURCES INC	COM	02076X102	10,729	180,700	SH	PUT	SOLE	NONE	180,700		
ASCENA RETAIL GROUP INC	COM	04351G101	1,585	48,900	SH		SOLE	NONE	48,900		
ASSISTED LIVING CONCPT NEV N	CL A NEW	04544X300	3,085	78,821	SH		SOLE	NONE	78,821		
AT&T INC	COM	00206R102	647	21,147	SH		SOLE	NONE	21,147		
ATHEROS COMMUNICATIONS INC	COM	04743P108	11,013	246,589	SH		SOLE	NONE	246,589		
ATMEL CORP	COM	049513104	1,574	115,500	SH		SOLE	NONE	115,500		
BANCO BILBAO VIZCAYA ARGENTA	SPONSORED ADR	05946K101	1,200	100,000	SH	PUT	SOLE	NONE	100,000		
BANRO CORP	COM	066800103	1,313	525,000	SH		SOLE	NONE	525,000		
BARRICK GOLD CORP	COM	067901108	208	4,000	SH		SOLE	NONE	4,000		
BECKMAN COULTER INC	COM	075811109	15,392	185,291	SH		SOLE	NONE	185,291		
BEST BUY INC	COM	086516101	2,872	100,000	SH	PUT	SOLE	NONE	100,000		
BIG LOTS INC	COM	089302103	10,869	250,266	SH		SOLE	NONE	250,266		
BJS WHOLESALE CLUB INC	COM	05548J106	5,245	107,445	SH		SOLE	NONE	107,445		
BJS WHOLESALE CLUB INC	COM	05548J106	2,441	50,000	SH	PUT	SOLE	NONE	50,000		
BODY CENT CORP	COM	09689U102	2,950	127,000	SH		SOLE	NONE	127,000		
BROADRIDGE FINL SOLUTIONS IN	COM	11133T103	4,401	193,984	SH		SOLE	NONE	193,984		
BROOKDALE SR LIVING INC	COM	112463104	5,769	206,034	SH		SOLE	NONE	206,034		
BUCYRUS INTL INC NEW	COM	118759109	15,354	167,893	SH		SOLE	NONE	167,893		
CAPITAL GOLD CORP	COM NEW	14018Y205	19,127	2,974,662	SH		SOLE	NONE	2,974,662		
CARROLS RESTAURANT GROUP INC	COM	14574X104	1,896	204,500	SH		SOLE	NONE	204,500		
CELERA CORP	COM	15100E106	1,976	243,692	SH		SOLE	NONE	243,692		
CENTRAL EUROPEAN DIST CORP	COM	153435102	1,135	100,000	SH	CALL	SOLE	NONE	100,000		
CEPHALON INC	COM	156708109	4,739	62,285	SH		SOLE	NONE	62,285		
CEPHALON INC	COM	156708109	3,583	47,100	SH	CALL	SOLE	NONE	47,100		
CEPHALON INC	COM	156708109	11,366	149,400	SH	CALL	SOLE	NONE	149,400		
CHEMTURA CORP	COM NEW	163893209	4,274	248,500	SH		SOLE	NONE	248,500		
CHEMTURA CORP	COM NEW	163893209	3,440	200,000	SH	CALL	SOLE	NONE	200,000		
CIBER INC	COM	17163B102	6,621	988,240	SH		SOLE	NONE	988,240		
CIT GROUP INC	COM NEW	125581801	4,681	110,000	SH	CALL	SOLE	NONE	110,000		
CITIGROUP INC	COM	172967101	7,072	1,600,000	SH	CALL	SOLE	NONE	1,600,000		
CLINICAL DATA INC NEW	COM	18725U109	1,457	48,074	SH		SOLE	NONE	48,074		
CNA SURETY CORP	COM	12612L108	6,492	256,998	SH		SOLE	NONE	256,998		
CNOOC LTD	SPONSORED ADR	126132109	1,265	5,000	SH		SOLE	NONE	5,000		
COEUR D ALENE MINES CORP IDA	COM NEW	192108504	348	10,000	SH		SOLE	NONE	10,000		
COINSTAR INC	COM	19259P300	208	4,520	SH		SOLE	NONE	4,520		
CONEXANT SYSTEMS INC	COM NEW	207142308	302	126,273	SH		SOLE	NONE	126,273		
CUTERA INC	COM	232109108	602	70,300	SH		SOLE	NONE	70,300		
DRDGOLD LIMITED	SPON ADR NEW	26152H301	156	29,500	SH		SOLE	NONE	29,500		
DYCOM INDS INC	COM	267475101	5,636	325,000	SH		SOLE	NONE	325,000		
ELDORADO GOLD CORP NEW	COM	284902103	325	20,000	SH		SOLE	NONE	20,000		
EMERGENCY MEDICAL SVCS CORP	CL A	29100P102	5,176	81,391	SH		SOLE	NONE	81,391		
ENTROPIC COMMUNICATIONS INC	COM	29384R105	1,582	187,200	SH		SOLE	NONE	187,200		
EXCO RESOURCES INC	COM	269279402	13,289	643,214	SH		SOLE	NONE	643,214		
EXPRESS INC	COM	30219E103	2,136	109,300	SH		SOLE	NONE	109,300		
FIRST INDUSTRIAL REALTY TRUS	COM	32054K103	1,189	100,000	SH	CALL	SOLE	NONE	100,000		
FOCUS MEDIA HLDG LTD	SPONSORED ADR	34415V109	767	25,000	SH		SOLE	NONE	25,000		
FORD MTR CO DEL	COM PAR $0.01	345370860	1,491	100,000	SH	PUT	SOLE	NONE	100,000		
FRONTEER GOLD INC	COM	359032109	15,490	1,027,840	SH		SOLE	NONE	1,027,840		
FRONTIER OIL CORP	COM	35914P105	2,529	86,247	SH		SOLE	NONE	86,247		
GAMMON GOLD INC	COM	36467T106	1,170	111,957	SH		SOLE	NONE	111,957		
GENERAL ELECTRIC CO	COM	369604103	4,010	200,000	SH	CALL	SOLE	NONE	200,000		
GENZYME CORP	COM	372917104	40,768	535,323	SH		SOLE	NONE	535,323		
GENZYME CORP	COM	372917104	5,932	77,900	SH	CALL	SOLE	NONE	77,900		
GOLDCORP INC NEW	COM	380956409	299	6,000	SH		SOLE	NONE	6,000		
GSI COMMERCE INC	COM	36238G102	1,290	44,068	SH		SOLE	NONE	44,068		
ISHARES INC	MSCI BRAZIL	464286400	232	3,000	SH		SOLE	NONE	3,000		
ISTAR FINL INC	COM	45031U101	1,377	150,000	SH	PUT	SOLE	NONE	150,000		
IVANHOE MINES LTD	COM	46579N103	343	12,500	SH		SOLE	NONE	12,500		
KKR FINANCIAL HLDGS LLC	COM	48248A306	5,140	525,000	SH		SOLE	NONE	525,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	4,895	500,000	SH	PUT	SOLE	NONE	500,000		
LEAR CORP	COM NEW	521865204	4,887	100,000	SH	CALL	SOLE	NONE	100,000		
LINCOLN EDL SVCS CORP	COM	533535100	5,450	343,008	SH		SOLE	NONE	343,008		
LOCKHEED MARTIN CORP	COM	539830109	201	2,500	SH		SOLE	NONE	2,500		
LTX-CREDENCE CORP	COM NEW	502403207	354	38,779	SH		SOLE	NONE	38,779		
MACQUARIE INFRASTR CO LLC	MEMBERSHIP INT	55608B105	5,079	212,852	SH		SOLE	NONE	212,852		
MAGNUM HUNTER RES CORP DEL	COM	55973B102	595	69,400	SH	PUT	SOLE	NONE	69,400		
MALAYSIA FD INC	COM	560905101	230	20,000	SH		SOLE	NONE	20,000		
MARKET VECTORS ETF TR	AGRIBUS ETF	57060U605	224	4,000	SH		SOLE	NONE	4,000		
MARKET VECTORS ETF TR	COAL ETF	57060U837	254	5,000	SH		SOLE	NONE	5,000		
MARKET VECTORS ETF TR	GOLD MINER ETF	57060U100	300	5,000	SH		SOLE	NONE	5,000		
MARKET VECTORS ETF TR	MINOR METALS	57060U472	263	10,000	SH		SOLE	NONE	10,000		
MASSEY ENERGY COMPANY	COM	576206106	14,895	217,889	SH		SOLE	NONE	217,889		

MASTEC INC	COM	576323109	1,394	67,000 SH		SOLE	NONE	67,000
MATTEL INC	COM	577081102	4,986	200,000 SH		SOLE	NONE	200,000
MBIA INC	COM	55262C100	2,008	200,000 SH		SOLE	NONE	200,000
MBIA INC	COM	55262C100	2,008	200,000 SH	PUT	SOLE	NONE	200,000
MENTOR GRAPHICS CORP	COM	587200106	6,837	467,329 SH		SOLE	NONE	467,329
NATIONAL BK GREECE S A	SPONSORED ADR	633643408	1,416	800,000 SH		SOLE	NONE	800,000
NATIONAL BK GREECE S A	SPONSORED ADR	633643408	2,124	1,200,000 SH	PUT	SOLE	NONE	1,200,000
NCR CORP NEW	COM	62886E108	3,101	164,580 SH		SOLE	NONE	164,580
NEWMONT MINING CORP	COM	651639106	218	4,000 SH		SOLE	NONE	4,000
NORTH AMERN PALLADIUM LTD	COM	656912102	260	40,000 SH		SOLE	NONE	40,000
NORTHGATE MINERALS CORP	COM	666416102	135	50,000 SH		SOLE	NONE	50,000
NOVARTIS A G	SPONSORED ADR	66987V109	565	10,400 SH	PUT	SOLE	NONE	10,400
NOVELL INC	COM	670006105	4,593	774,459 SH		SOLE	NONE	774,459
OCZ TECHNOLOGY GROUP INC	COM	67086E303	2,986	368,600 SH		SOLE	NONE	368,600
OIL SVC HOLDRS TR	DEPOSTRY RCPT	678002106	493	3,000 SH		SOLE	NONE	3,000
OMNIVISION TECHNOLOGIES INC	COM	682128103	711	20,000 SH		SOLE	NONE	20,000
PAN AMERICAN SILVER CORP	COM	697900108	278	7,500 SH		SOLE	NONE	7,500
POWERSHS DB US DOLLAR INDEX	DOLL INDX BEAR	73936D206	282	10,000 SH		SOLE	NONE	10,000
PRIDE INTL INC DEL	COM	74153Q102	13,544	315,342 SH		SOLE	NONE	315,342
PRIMORIS SVCS CORP	COM	74164F103	3,730	367,876 SH		SOLE	NONE	367,876
PROLOGIS	SH BEN INT	743410102	1,598	100,000 SH	CALL	SOLE	NONE	100,000
PROSHARES TR	PSHS ULTSH 20YRS	74347R297	374	10,000 SH		SOLE	NONE	10,000
PROSHARES TR	PSHS ULTSH 20YRS	74347R297	1,872	50,000 SH	CALL	SOLE	NONE	50,000
PROSHARES TR	SHT MSCI NEW	74347X575	305	10,380 SH		SOLE	NONE	10,380
RAYTHEON CO	COM NEW	755111507	203	4,000 SH		SOLE	NONE	4,000
REHABCARE GROUP INC	COM	759148109	7,485	203,008 SH		SOLE	NONE	203,008
RF MICRODEVICES INC	COM	749941100	1,229	191,700 SH		SOLE	NONE	191,700
ROGERS CORP	COM	775133101	2,866	63,610 SH		SOLE	NONE	63,610
RURAL / METRO CORP	COM	781748108	1,048	61,501 SH		SOLE	NONE	61,501
SILVER WHEATON CORP	COM	828336107	347	8,000 SH		SOLE	NONE	8,000
SMITH & WESSON HLDG CORP	COM	831756101	142	40,000 SH		SOLE	NONE	40,000
SMURFIT-STONE CONTAINER CORP	COM	83272A104	16,378	423,756 SH		SOLE	NONE	423,756
SOHU COM INC	COM	83408W103	1,340	15,000 SH		SOLE	NONE	15,000
SPDR DOW JONES INDL AVRG ETF	UT SER 1	78467X109	24,604	200,000 SH	PUT	SOLE	NONE	200,000
SPDR GOLD TRUST	GOLD SHS	78463V107	699	5,000 SH		SOLE	NONE	5,000
SPDR S&P 500 ETF TR	TR UNIT	78462F103	23,416	176,600 SH	PUT	SOLE	NONE	176,600
SPROTT PHYSICAL GOLD TRUST	UNIT	85207H104	1,706	135,000 SH		SOLE	NONE	135,000
SRA INTL INC	CL A	78464R105	4,832	170,372 SH		SOLE	NONE	170,372
SRA INTL INC	CL A	78464R105	5,173	182,400 SH	PUT	SOLE	NONE	182,400
STILLWATER MNG CO	COM	86074Q102	229	10,000 SH		SOLE	NONE	10,000
STONERIDGE INC	COM	86183P102	5,184	354,565 SH		SOLE	NONE	354,565
TENET HEALTHCARE CORP	COM	88033G100	10,760	1,444,324 SH		SOLE	NONE	1,444,324
THQ INC	COM NEW	872443403	2,511	550,600 SH		SOLE	NONE	550,600
TOMOTHERAPY INC	COM	890088107	285	62,352 SH		SOLE	NONE	62,352
TRINA SOLAR LIMITED	SPON ADR	89628E104	4,367	145,000 SH		SOLE	NONE	145,000
UNITED STATES NATL GAS FUND	UNIT NEW	912318110	230	20,000 SH		SOLE	NONE	20,000
UNITED STATES OIL FUND LP	UNITS	91232N108	255	6,000 SH		SOLE	NONE	6,000
VALUEVISION MEDIA INC	CL A	92047K107	636	100,000 SH		SOLE	NONE	100,000
VERIGY LTD	SHS	Y93691106	14,814	1,051,368 SH		SOLE	NONE	1,051,368
VERINT SYS INC	COM	92343X100	3,036	84,702 SH		SOLE	NONE	84,702
VISTEON CORP	COM NEW	92839U206	3,505	56,090 SH		SOLE	NONE	56,090
WESTERN UN CO	COM	959802109	6,298	303,220 SH		SOLE	NONE	303,220
WET SEAL INC	CL A	961840105	1,070	250,100 SH		SOLE	NONE	250,100
XYRATEX LTD	COM	G98268108	112	10,000 SH		SOLE	NONE	10,000
YRC WORLDWIDE INC	COM NEW	984249300	348	200,000 SH	CALL	SOLE	NONE	200,000
ZORAN CORP	COM	98975F101	13,150	1,265,683 SH		SOLE	NONE	1,265,683

</TABLE>